EXHIBIT 99.1

Cronos Group Inc. Unveils Platform in LATAM

TORONTO, Aug. 29, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), is pleased to announce that it has entered into a joint venture agreement with an affiliate of Agroidea SAS ("AGI"), Colombia's leading agricultural services provider with over 30 years of research, development and production operations. This partnership establishes a newly formed entity, NatuEra S.a r.l. ("NatuEra"), in Colombia that will develop, cultivate, manufacture and export cannabis-based medicinal and consumer products for the Latin American and global markets.

NatuEra is a 50/50 joint venture between Cronos Group and an affiliate of AGI. It will be led by AGI's executive team, brothers Andres Nannetti and Nicolas Nannetti, who have extensive multi-generational expertise managing industrial scale horticultural operations for export from Colombia. Their experience includes the acquisition, re-structuring and management of Dole Food's Fresh-Cut Flower Division, one of the world's largest flower growing operations, with a greenhouse cultivation footprint of over 1,020 acres. Currently, AGI's sophisticated business model provides services through five business units: a micro-propagation and tissue culture laboratory, plant production services, a plant health laboratory, plant genetics improvement, and a SaaS model for delivering online agricultural management tools. AGI has a roster of global clients, from producers such as Dole, food processors like Frito-Lay (Pepsico) and McCain, to agri-suppliers such as Bayer Agriculture and BASF.

NatuEra plans to develop its initial cultivation and manufacturing operations with a custom-built facility on 207 acres of available land located in Cundinamarca, Colombia. The natural environment and climate conditions of this region are particularly well suited for the growth of cannabis. Colombia is a global leader in tropical agricultural products for export and is poised to play a pivotal role as the cannabis industry expands globally and new markets continue to open. To take full advantage of Colombia's strategic positioning in the Latin American and global markets, the state-of-the-art facility is expected to be designed to meet GAP and GMP requirements and standards for cultivation, extraction, manufacturing and export activities. NatuEra intends to become the world's leading production platform for premium quality, certified cannabis and cannabinoid-derived products, creating the cannabis industry's first Contract Manufacturing Organization ("CMO") in Latin America. As a CMO, NatuEra intends to allow the growing number of cannabis brands worldwide to outsource their development, cultivation, and/or manufacturing activities.

Under the terms of the joint venture, each partner will contribute capital as required by NatuEra to fund facility construction and operating expenditures. NatuEra will combine the operational expertise of Cronos in the production and global commercialization of medicinal cannabis products with the expertise in industrial scale cultivation, meristem laboratory operations, and local market experience of AGI's management team. Construction of the facility remains subject to obtaining the relevant permits and other customary approvals. Commencement of operations at the facility will be subject to obtaining the appropriate licenses under applicable law.

"We searched extensively for the right partner in Latin America. In AGI we have found an executive team with immense experience in running large scale horticultural operations and serving the needs of large, sophisticated international clients which will be crucial in establishing consistent and efficient supply chains for cannabinoid based products," said Mike Gorenstein, CEO of Cronos Group. "By leveraging AGI's expertise and Cronos Group's cannabis know-how, NatuEra will enable Cronos Group to create a cultivation and manufacturing hub in Latin America for our global distribution channels in a manner that minimizes region-specific and execution risk."

"We are very excited to partner with Cronos Group in establishing the cannabis industry's first CMO," said Andres Nannetti, Executive Chairman of NatuEra. "Cronos Group has a demonstrated an ability to generate enormous value in a short period of time. Their deep domain expertise, extensive global distribution network and stellar industry reputation will accelerate the growth of NatuEra as we position the company to serve the needs of Cronos Group and other leading global cannabis producers."

"AGI's process-driven approach to agriculture is perfectly suited to the challenges of producing high-quality cannabis and a true differentiator in today's market. We are proud that Cronos Group recognized this value in choosing us as their partner, and we look forward to creating in NatuEra a CMO that will support the growth of the global cannabis industry." Nicolas Nannetti, CEO of NatuEra.

Andres Nannetti, Executive Chairman, NatuEra
Andres Nannetti is a Managing Director of Leawood Investments, a private holding company based in Panama with investments in Latin America and the U.S. The primary investment areas of focus include large tract land holdings, real estate development, and agri-business in Colombia. Mr. Nannetti previously served as CEO of Sunburst Farms Inc., one of the largest importers and distributors of fresh cut flowers in the U.S., acquired from Dole Food Company and subsequently sold in 2011. Mr. Nannetti was CEO and Co-founder of Rovia, Inc. a venture backed DRM software company acquired by CYA Technologies, (now Enchoice) in 2002. Mr. Nannetti began his career at JP Morgan in the Latin America M&A and Morgan Capital Private Equity Group.  Mr. Nannetti holds an MBA from Stanford GSB and a BS in Economics from MIT.

Nicolas Nannetti, CEO, NatuEra
Nicolas Nannetti was previously CEO of the Americaflor group of companies, a collection of large tract flower growing operations purchased from Dole Food Company as distressed assets. Mr. Nannetti led the restructuring and streamlining of Americaflor where he oversaw 13 growing operations, a processing facility, and over 4,000 employees. Mr. Nannetti also serves as Executive Chairman of AGI, where he has led its transformation into Colombia's leading agricultural services company. Prior to his role at Americaflor, Mr. Nannetti was a Managing Director at Leawood Investments where he co-led the LBO of a Colombia and Ecuador based flower conglomerate. Mr. Nannetti began his career as a management consultant at Monitor Group (now Deloitte), where he advised blue-chip clients on growth strategies and process management. Mr. Nannetti holds an MBA from Columbia Business School and a BS in International Political Economy from Georgetown University.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia.  The Company has multiple international production and distribution platforms including in Germany, Poland, Israel and Australia.  The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the suitability of the natural environment and climate conditions in Colombia for the cultivation of cannabis, the development, construction and operation of a facility, the nature of such facility and its operations, including that its operations will be in a cost efficient manner, the receipt of necessary funding, permits and other approvals, including applicable licenses, for the construction and operation of such facility, NatuEra's ability to supply international markets, NatuEra's ability to create the first CDMO in Latin America for the cannabis industry, the Company's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

View original content with multimedia:http://www.prnewswire.com/news-releases/cronos-group-inc-unveils-platform-in-latam-300703830.html

SOURCE Cronos Group Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/August2018/29/c6600.html

%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 29-AUG-18